UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission file number: 001-43479

newcleo plc
(Exact name of Registrant as specified in its charter)

55 South Audley Street

London, W1K 2QH

United Kingdom

+39 011 5139700

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

TABLE OF CONTENTS

Exhibit

99.1	Amended and Restated Articles of Association

99.2	Warrant Termination, Assignment, Assumption and Amendment Agreement

99.3	Amended and Restated Registration Rights Agreement

Closing of Business Combination

As previously announced, on May 26, 2026, NewHold Investment Corp III, a Cayman Islands exempted company with limited liability (“SPAC”) entered into that certain Business Combination Agreement (the “Business Combination Agreement” and the transactions contemplated thereby, the “Business Combination”) by and among newcleo plc, a public limited company incorporated under the laws of England and Wales (f/k/a NewCleo Ltd., a private limited company incorporated under the laws of England and Wales) (the “Company”), newcleo1 Ltd., a Cayman Islands exempted company with limited liability and a direct wholly owned subsidiary of the Company (“Merger Sub 1”), and newcleo2 Ltd., a Cayman Islands exempted company with limited liability and a direct wholly owned subsidiary of the Company (“Merger Sub 2”). Terms used but not defined herein shall have the meaning given to such terms in the Business Combination Agreement.

As previously disclosed, on September 21, 2026 (the “Closing Date”), SPAC and the Company consummated the Business Combination, and beginning on September 22, 2026, the Company’s ordinary shares and public warrants commenced trading on the Nasdaq Global Market under the symbols “NWCL” and “NWCLW”, respectively.

Board of Directors and Management of the Company

The Company’s directors and executive officers after the closing of the Business Combination are as follows:

Name	Age	Position
Executive Officers
Stefano Buono	60	Chief Executive Officer and Director
Elisabeth Rizzotti	60	Deputy Chief Executive Officer, Chief Operating Officer and Director
Jon Stranske	47	Group Chief Financial Officer
Non-Executive Directors
Anne-François de Bourdoncle de Saint Salvy	71	Director
Raffaele Petrone	61	Director
Andrea Ruben Osvaldo Levi	61	Director
Manfredi Lefebvre d’Ovidio de Clunières di Balsorano	73	Director
Suzy Taherian	57	Director
Heinz Maeusli	63	Director

_____________

(1)       Member of the audit and risk committee.

(2)       Member of the compensation committee.

(3)       Member of the nominating and corporate governance committee.

Related Agreements

Amended and Restated Articles of Association

In connection with the Closing, the Company adopted the Amended and Restated Articles of Association, pursuant to which, among other things, the rights of holders of the Company’s ordinary shares and proceedings of the board of directors are governed.

The foregoing description of the Amended and Restated Articles of Association does not purport to be complete and is qualified in its entirety by the terms and conditions of the Amended and Restated Articles of Association, as adopted and effective, which are furnished herewith as Exhibit 99.1.

Warrant Termination, Assignment, Assumption and Amendment Agreement

At the Closing, the Company, SPAC, Continental Stock Transfer & Trust Company, a New York corporation (“Continental”) and Computershare Inc., a Delaware corporation (“Computershare Inc.”), and its affiliate, Computershare Trust Company, N.A., a federally chartered trust company (together with Computershare Inc., “Computershare”) entered into that certain Warrant Termination, Assignment, Assumption and Amendment Agreement, pursuant to which, among other things, SPAC assigned all of its right, title and interest in the prior warrant agreement, by and between SPAC and Continental, to the Company and the Company appointed Computershare to serve as successor warrant agent.

The foregoing description of the Warrant Termination, Assignment, Assumption and Amendment Agreement and the rights and restrictions contemplated thereby does not purport to be complete and is qualified in its entirety by the terms and conditions of the Warrant Termination, Assignment, Assumption and Amendment Agreement, which is furnished herewith as Exhibit 99.2.

Amended and Restated Registration Rights Agreement

At the Closing, the Company, SPAC, NewHold Industrial Technology III LLC, a Delaware limited liability company, and the other parties party thereto entered into the Amended and Restated Registration Rights Agreement, pursuant to which, among other things, the Company granted the Holders (as defined therein) certain registration rights with respect to certain securities of the Company held by the Holders.

The foregoing description of the Amended and Restated Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Amended and Restated Registration Rights Agreement, which is furnished herewith as Exhibit 99.3.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

newcleo plc

By:	/s/ Stefano Buono
Name: Stefano Buono
Title: Chief Executive Officer and Director

Date: September 25, 2026